IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

March 3, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Barbara C. Jacobs and Ryan Houseal.

RE:  IMOBOLIS, INC.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 3, 2011
File Number:  333-167581

To Whom It May Concern:

In response to your letter dated February 24, 2011, Imobolis, Inc., wishes to address the following comments.

General

1.           We note that your only source of revenues since your inception date have been derived from your agreement with Ebony Finance on behalf of Barclay Technology Holdings, AG.  We further note that the 90-day term of the agreement has expired.  Given that this agreement represents your sole source of revenues, please tell us the current status of the agreement.  In this regard, we note that the agreement will automatically renew for an additional 90-day period if not cancelled by either party.

We have noted the Commission’s comment.  The agreement with Ebony Finance was not renewed for an additional 90-day period.  We did, however, enter into a new contract on February 1, 2011 Barclay Technology Holdings, AG for $40,000 for 40 days of banner ad space. The company also secured 4 new advertisers for a total of $85,000.

Accordingly, we have revised the disclosure in the management’s discussion and analysis of financial condition and result of operations on page 14 and throughout to disclose our additional sources of revenues and progression of operations as follows:

Over the next twelve months, Imobolis, Inc. plans to build out its reputation and develop a network in the internet based bulletin board service which will provide free listing of products and services for sale to the general public thereby attracting new advertisers to the bulletin board. Presently the Company has five advertiser; (Barclay, GregLoring, Kiwibox, AquilaVision Corporation, and RSTECHNIK), for the bulletin board.

ITEM 16. EXHIBITS

The company has entered into a total of six Banner contracts with five different advertisers which are substantially identical in all material respects except as to the amounts and dates, see below a schedule identifying the other documents omitted and setting forth the material.

On February 1, 2011 the Company entered into a banner add contract with Barclay Technologies Holding, AG for 40 days of banner ad posting for $40,000.

On February 1, 2011 the Company entered into a banner add contract with GregLoring for 30 days of banner ad posting for $25,000.

On February 1, 2011 the Company entered into a banner add contract with Kiwibox for 30 days of banner ad posting for $20,000.

On February 1, 2011 the Company entered into a banner add contract with AquilaVission Corporation for 30 days of banner ad posting for $20,000.

On February 1, 2011 the Company entered into a banner add contract with RSTECHNIK for 30 days of banner ad posting for $20,000.

2.    As a related matter, please tell us the nature of Ebony Finance’s business and its relationship with Barclay Technology Holding, AG.  After viewing your website, located at www.imobolis.com., we did not notice any “front page, banner ads or category ads” for Ebony Finance.

We have noted the Commission’s comment.  Ebony Finance is in the business of developing and expanding the marketing for existing companies.  Ebony Finance provides strategic consulting, guidance and financing of the marketing for Barclay Technology Holding, Ag.  Barclay Technologies AG is a software specialist in the field of high-end encryption technologies.  Its main product is the Certus Lateo real-time encryption software.  They provide secure network communication and protection against data theft in network environments, servers and clients.  As a result, our agreement was with Ebony Finance, but Barclay Technologies AG utilized our banner ads.

3.    You state in the “Business Development” section of your Prospectus Summary that you “will have to seek other sources of capital since the company does expect the revenues generated from the sale of advertising space to be sufficient to meet the funding requirements of the business for the next twelve months.”  You state elsewhere in your document, however, that your existing sources of liquidity and cash expected to be generated from services will not be sufficient to fund your operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months.  Please advise.

We have noted this comment and have revised the disclosure on page 6 and throughout as follows:

The Company started selling advertising space on its website on November 15, 2010.  The Company expects generated revenues from banner adds to increase steadily over the next six months while the Company establishes itself in the industry.  The Company, however, will still need to raise capital to fund operations over the next twelve months as revenues generated from the sale of adverting space is likely to be insufficient to meet the funding requirements of the business over the next twelve months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

4.    We note that as of December 31, 2010, you received an additional unsecured demand loan from your chief executive officer in the amount of $8,304, but you have not filed the loan agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.  Please advise.

We have noted this comment and have revised the disclosure by attaching the chief executive officers two demand loans, (1) September 10, 2010 for $6,500 Exhibit No. 10.3  and (2) November 16, 2010 for $1,804,  Exhibit No. 10.4
Additional Products

5.    We refer to your response to prior comment 6.  While you have supplementally advised that you have revised the disclosure under the sub-caption “Additional Products” in response to this comment, it appears that this disclosure is not included in your amended document.  Please advise.

We have noted this comment and have revised the disclosure on page 27 as follows:

ADDITIONAL PRODUCTS:
In 2012 when funds permit from revenue, loans and or the sale of equity securities, the Company intends to offer free internet based bulletin board listing of goods and services. The Company will need one million five hundred thousand dollars to implement this plan. In implementing the plan the company intends to spend $150,000 on purchasing its own computer servers, $150,000 on acquiring office space for 30 employees and building out offices, $300,000 on employees and officers salaries, $100,000 on Technical support staff and $800,000 on advertising. There is no guarantee that the company will be able to obtain the necessary funds to offer these large scale additional products.

The company does not believe that its inability to offer these large scale additional products will have a material adverse effect on its operations. The additional large scale products are not material to the business.  The additional large scale products will only supplement the existing business.

Financial Statements

Note 1 – Nature of Business and Significant Accounting Policies

Development State Company, page F-6

6.    We note your conclusion that as of November 26, 2010, when you first began generating revenue, you were no longer a development stage company.  We further note your statement on page 19 that you will need additional financing to conduct your day-to-day operations and fully execute your business plan.  In light of this statement and the fact that it appears that you have only generated revenue on one advertising campaign to date, please describe in greater detail the basis of your conclusion that you are no longer a development stage company. Refer to the definition of a development stage entity in ASC 915-10-20.

We acknowledge the Commission’s comments and will revise our disclosures on page 19 to clarify our status and stage of operations.  Pursuant to ASC 915-10-20, a Development Stage Entity is an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist:

a.	Planned principal operations have not commenced.
b.	Planned principal operations have commenced, but there has been no significant revenue therefrom.

As such, we believe we are no longer a development stage entity.  We have commenced planned operations pursuant to the initial advertising campaign that generated the previously disclosed revenues, and the $100,000 of revenues from those operations is significant to our operations.  In addition, on February 1, 2011 we received revenues of $125,000 from five, independent advertising campaigns, and plan to continue to generate revenues in the foreseeable future pursuant to our business plan.  Our initial advertising campaigns have helped fund our operations and accelerate the implementation of our business plan.

Closing Comments

Based on the Company’s amendments to its S-1/A filing dated February __, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commission’s comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Julian Spitari
Julian Spitari President and Chief Executive Officer